November 6, 2024

Yan Ping Sheng
Chief Executive Officer
China Teletech Holding Inc.
16th Floor, North Tower,
528 Pudong South Road
Shanghai, China 200120

       Re: China Teletech Holding Inc.
           Amendment No. 2 to
           Registration Statement on Form 10-12G
           Filed October 31, 2024
           File No. 000-56680
Dear Yan Ping Sheng:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Rhonda Keaveney, Agent